

SECU 10030769 SSION

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 51778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Riviere Securities Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 South Capital of Texas Hwy. Cielo #2, Suite #120,
(No. and Street)

AUSTIN	**TEXAS**	**78746**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN R. SLAIS **telephone #: 512-732-0701 x 23**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212	**Austin**	**Texas**	**78701**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Riviere Securities Ltd.

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and
Independent Auditors' Report

December 31, 2009 and 2008

OATH OR AFFIRMATION

I, JOHN R. SLAIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riviere Securities Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP / CFO

Title

Notary Public



LUPE NAOMI ESPINOZA
Notary Public, State of Texas
My Commission Expires
November 07, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riviere Securities Ltd.

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Partners of
Riviere Securities Ltd.

We have audited the accompanying statements of financial condition of Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) as of December 31, 2009 and 2008, and the related statements of income (loss), changes in partnership capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riviere Securities Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 11, 2010

Financial Statements

Riviere Securities Ltd.

Statements of Financial Condition

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash, including restricted amount of $25,000 for 2009 and 2008	$ 25,517	$ 25,158
Receivables from related parties	59,717	70,272
Other assets	2,410	5,395
TOTAL ASSETS	$ 87,644	$ 100,825

LIABILITIES AND PARTNERSHIP CAPITAL

	2009	2008
LIABILITIES		
Accounts payable	$ 5,199	$ 8,540
PARTNERSHIP CAPITAL	82,445	92,285
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 87,644	$ 100,825

Notes to financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Income (Loss)

Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES	$ 2,155,375	$ 1,545,672
EXPENSES		
Commissions	1,664,038	1,263,873
Office and equipment	161,322	88,257
Management fees	100,761	-
Travel and entertainment	87,018	41,160
Salaries and related costs	42,622	34,943
Analytics and structure fees	32,745	70,267
Clearing charges	28,481	-
Professional	25,153	17,925
Regulatory fees	5,280	7,796
Other expenses	17,795	6,563
Total Expenses	2,165,215	1,530,784
NET INCOME (LOSS)	$ (9,840)	$ 14,888

Notes to financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Changes in Partnership Capital

Years Ended December 31, 2009 and 2008

	General Partner	Limited Partner	Total
Balance at December 31, 2007	$ 774	$ 76,623	$ 77,397
Net income	149	14,739	14,888
Balance at December 31, 2008	923	91,362	92,285
Net loss	(98)	(9,742)	(9,840)
Balance at December 31, 2009	$ 825	$ 81,620	$ 82,445

Notes to financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (9,840)	$ 14,888
Changes in assets and liabilities		
Receivables from related parties	10,555	(28,203)
Other assets	2,985	(509)
Accounts payable	(3,341)	8,540
NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	359	(5,284)
NET INCREASE (DECREASE) IN CASH	359	(5,284)
CASH AT BEGINNING OF YEAR	25,158	30,442
CASH AT END OF YEAR	$ 25,517	$ 25,158

Notes to financial statements form an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Organization and Operations

Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) conducts its business as a securities broker-dealer registered with the Securities and Exchange Commission along with its Financial Industry Regulation Authority ("FINRA") membership. The purpose of the Partnership is to act as a broker-dealer primarily in asset–backed securities and securitizations. Certain securities transactions will be executed by the Partnership on behalf of its customers through a clearing broker-dealer, First Southwest Company ("FSWC"), who will carry such accounts on a fully disclosed basis. These securities transactions are settled and cleared pursuant to a clearing agreement with FSWC. The clearing agreement is automatically renewed for one-year periods until terminated. The Partnership reimburses Riviere Financial Group, Inc. ("General Partner") for expenses paid on behalf of the Partnership.

Recent Accounting Pronouncements

Codification of Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("ASC"), which establishes the ASC as the single source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the codification. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Partnership updated its historical GAAP references to comply with the codification effective at the beginning of its fiscal quarter ending October 31, 2009. The adoption of this guidance did not have a material effect on the Company's financial condition, results of operations, or cash flows, since the codification is not intended to change GAAP.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Accounting for Uncertainty in Income Taxes

On January 1, 2009, the Partnership adopted the provisions of the topic of *Income Taxes - Overall* of the ASC, which provides a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Under the topic of *Income Taxes – Overall* of the ASC, an enterprise may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the tax position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The topic of *Income Taxes – Overall* of the ASC also provides guidance on derecognition of income tax assets and liabilities, classifications of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

As provided by the topic of *Income Taxes – Overall* of the ASC, the Partnership elected to defer implementation of this provision until its fiscal year beginning after December 15, 2008. The adoption of the new provisions for accounting for the uncertainty in income taxes did not have a material impact on the Partnership's financial condition or results of operations. The Partnership has no unrecognized tax benefits relating to the topic of *Income Taxes – Overall* of the ASC and no unrecognized tax benefit activity during the year ended December 31, 2009.

The Partnership adopted a policy to record interest and penalty expense related to income taxes as interest and other expense, respectively. At December 31, 2009, no interest or penalties have been or are required to be accrued. The Partnership, generally, is no longer subject to income tax examination by federal authorities for years ending prior to December 31, 2007 and state authorities for years ending prior to December 31, 2006.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

Fair Value Measurements and Disclosures

The *Fair Value Measurements and Disclosures* topic of the ASC defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The *Fair Value Measurements and Disclosures* topic applies to all other ASC topics that require or permit fair value measurements and does not require any new fair value measurements. The provisions of the *Fair Value Measurements and Disclosures* topic for financial assets and liabilities were effective beginning January 1, 2008 and had no material impact on the Partnership's financial condition or results of operations. The provisions of the *Fair Value Measurements and Disclosures* topic for nonfinancial assets and nonfinancial liabilities were effective and adopted as of January 1, 2009 and had no material impact on the Partnership's financial condition or results of operations.

Subsequent Events

In May 2009, FASB issued an accounting standard to establish general standards of accounting for and disclosure of events that occur after the statement of financial condition date, but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the financial condition date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the financial condition date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and is to be applied prospectively. The Partnership adopted this guidance as of July 31, 2009. The adoption of this guidance did not have a material effect on the Partnership's financial condition, results of operations, or cash flows.

Financial Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related revenue and expense will be recorded in the accounts on a trade-date basis.

Revenue for investment banking services will be recognized when all of the following have occurred: a contract has been entered into with a client, services have been rendered, the fee amount has been determined, and collectibility is reasonably assured.

In 2009 and 2008, the Partnership had income related to securities transactions of $355,375 and $1,340,018, respectively.

Income Taxes

The Partnership is treated as a partnership for U.S. Federal tax purposes. Therefore, no provision or liability for federal taxes have been included in the financial statements. The Partnership's profit and losses are passed through and reported by its partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of the Partnership's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

1. Summary of Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand, including restricted cash held with the Partnership's clearing broker.

Reclassification

Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation.

Subsequent Events

The Partnership has evaluated subsequent events that occurred after December 31, 2009 through the filing of this report on February 11, 2010. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

2. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Partnership had net capital of $20,318 and $19,713, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .26 to 1 at December 31, 2009, and .43 to 1 at December 31, 2008.

The Partnership's nonallowable assets were $62,127 for December 31, 2009 and $72,572 for December 31, 2008. The nonallowable assets in 2009 and 2008 related to the Partnership's receivable with their general partnership and membership fees for FINRA.

The Partnership's allowable assets were $0 for December 31, 2009 and $3,095 for December 31, 2008. The allowable assets in 2008 related to the Partnership's 2009 FINRA fees, which will be refunded in 2009 due to the Partnership not needing registrations in certain states, and a receivable from the clearing firm.

3. Commitment and Contingencies

Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Partnership's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Partnership to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Partnership will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

4. Related Parties

An agreement between the General Partner and the Partnership was entered into in which the General Partner agrees to pay any normal recurring overhead the Partnership submits for payment. Additionally, the General Partner will bill certain fees to the Partnership including, but not limited to, structure fees and management fees for services provided. Total fees billed were $625,561 and $222,148 for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, respectively the Partnership had overpaid the General Partner by $51,967 and $69,522 which was included in receivables from related parties.

The Management fees for 2009 totaled $100,761. The Management fees for 2008 were waived by the General Partner.

The Partnership made advances to the General Partner. As of December 31, 2009 and 2008, respectively the Partnership was owed $7,500 and $500 from the general partner, which is shown in the receivable from related parties on the statements of financial condition. The General Partner did not make any payments on these advances in 2009 and 2008.

5. Partnership Agreement

The Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or loss. Under the Partnership agreement, at any time, the General Partner may determine that additional contributions of cash or property are desirable. Within ten days following the receipt of notice from the General Partner, each Limited Partner may contribute cash or property to the Partnership as a "Voluntary Capital Contribution" on the terms and subject to the conditions set forth in the notice from the General Partner. All such additional voluntary capital contributions shall be requested in proportion to the then percentage interests of the partners of the Partnership.

Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partner's prior written consent or upon the dissolution, withdrawal or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

Supplemental Information



Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners of
Riviere Securities Ltd.
Austin, Texas

We have audited the accompanying financial statements of Riviere Securities Ltd. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 11, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 11, 2010

AUSTIN · SAN ANTONIO
515 Congress Avenue, Suite 1212 · Austin, Texas 78701 · P 512.476.0717 · F 512.476.0462 · www.padgett-cpa.com
An Independently Owned Member of The McGladrey Network Worldwide Services through RSM International

Riviere Securities Ltd.

Schedule I

Computation of Net Capital, Aggregate
Indebtedness and Ratio of Aggregate
Indebtedness to Net Capital Under Rule 15c-3-1

December 31, 2009

TOTAL PARTNERSHIP CAPITAL	
Partnership capital, as reported on the statement of financial condition	$ 82,445
Nonallowable assets	
Receivables from related parties	(59,717)
Other assets - prepaid expense	(2,410)
Net Partnership Capital	$ 20,318
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from statement of financial condition	$ 5,199
Less - Items excluded from aggregate indebtedness	-
Total Aggregate Indebtedness	$ 5,199
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6.67% of total aggregated indebtedness)	$ 347
Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
NET CAPITAL IN EXCESS OF REQUIRED MINIMUM	$ 15,318
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	.26 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5.

See auditors' report on supplemental information.

Riviere Securities Ltd.

Schedule II

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, First Southwest Company, which carries all of the accounts of customers.

During the year ended December 31, 2009, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See auditors' report on supplemental information.

Report on Internal Control Structure



Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Partners of
Riviere Securities Ltd.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Riviere Securities Ltd. (the Partnership) (a Texas limited partnership) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the partners of Riviere Securities Ltd., the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 11, 2010

Report on Transitional Assessment Reconciliation

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Transitional Assessment Reconciliation Required by SEC Rule 17a-5

To the Partners of
Riviere Securities Ltd.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Riviere Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Riviere Securities Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Riviere Securities Ltd.'s management is responsible for the Riviere Securities Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

AUSTIN · SAN ANTONIO

515 Congress Avenue, Suite 1212 · Austin, Texas 78701 · P 512.476.0717 · F 512.476.0462 · www.padgett-cpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants
February 11, 2010

Schedule III

Computation of Transitional Assessment Reconciliation
Required by Rule 17a-5 of the Securities and Exchange Commission

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051778 FINRA DEC
RIVIERE SECURITIES LTD 15*15
STE 120
1250 S CAPITAL OF TEXAS HWY BLDG 2
WEST LAKE HILLS TX 78746-6446

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN R. SLAIS

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

   01/16/2009
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) NONE

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ NONE

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ NONE

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Riviere Securities Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

JOHN R. SLAIS CFO - FINOP
(Title)

Dated the 15th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Mailed 1/15/2010.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,155,375

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — NONE

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

100% PRIVATE PLACEMENTS FEES — 2,155,375

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 2,155,375

2d. SIPC Net Operating Revenues — $ NONE

2e. General Assessment @ .0025 — $ NONE

(to page 1 but not less than $150 minimum)